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Exhibit 11

CCA INDUSTRIES, INC. AND SUBSIDIARIES

COMPUTATION OF UNAUDITED EARNINGS PER SHARE

	Three Months Ended February 28,
	2011	2010
Item 6.
Weighted average shares outstanding—
Basic	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	—	—

Weighted average shares outstanding—
Diluted	7,054,442	7,054,442

Net Income	$343,105	$541,554

Per share amount
Basic and Diluted	$0.05	$0.08

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  Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES COMPUTATION OF UNAUDITED EARNINGS PER SHARE